To whom it may concern:                      November 22, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of November 22, 2000, on the Financial Statements of NOSTALGIA MOTORCARS, INC., as of September 30, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,


/s/ Barry L. Friedman
Barry L. Friedman
Certified Public Accountant